EXHIBIT 4.1

Description of Securities
Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as Amended
As of December 31, 2023, BRP Group, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A common stock, par value $0.01 per share, or the “Class A common stock”.
For purposes of this description, references to “the Company,” “BRP Group,” “us,” “we” or “our” refer to BRP Group, Inc. and not any of its subsidiaries.
Description of BRP Group Common Stock
The following is a summary of the material terms of our capital stock and the provisions of our Amended and Restated Certificate of Incorporation, as amended (our “Charter”) and Amended and Restated By-laws (our “By-laws”) and is subject to and qualified in its entirety by reference to the Charter and By-laws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. It also summarizes some relevant provisions of the Delaware General Business Corporation Law, which we refer to as “Delaware law” or “DGCL” and is subject to and qualified in its entirety by reference to the DGCL. Since the terms of our Charter, By-laws, and Delaware law are more detailed than the general information provided below, you should only rely on the actual provisions of those documents and Delaware law.
Authorized Capital Stock
Our authorized capital stock consists of 300,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”), and 50,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
All outstanding shares of our Class A common stock are fully paid and non-assessable. The Class A common stock are not subject to further calls or assessments by us. The rights, powers and privileges of our Class A common stock are subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Class B Common Stock
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Each share of Class B common stock generally entitles its holder to one vote per share on all matters submitted to a vote of our stockholders. If at any time the ratio at which membership interests (“LLC Units”) of Baldwin Risk Partners, LLC (“BRP LLC”) are redeemable or exchangeable for shares of our Class A common stock changes from one-for-one as in accordance with the Third Amended and Restated Limited Liability Company Agreement of BRP LLC (as amended, the “Amended LLC Agreement”), the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of BRP Group, Inc.
Transferability, Redemption and Exchange of Class B Shares and LLC Units

There are no limitations in the Amended LLC Agreement on the number of LLC Units issuable in the future by BRP LLC and we are not required to own a majority of LLC Units outstanding at any time. Under the Amended LLC Agreement, holders of outstanding LLC Units (the “BRP LLC Members”) have the right (subject to the terms of the Amended LLC Agreement) to require BRP LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the three-day volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject in either case to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request by a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request of a holder of LLC Units, redeem or exchange LLC Units of such holder of LLC Units pursuant to the terms of the Amended LLC Agreement.
Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, BRP LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.
Certain Provisions of Delaware Law, Our Charter and By-laws, the Stockholders Agreement, the Amended LLC Agreement and the Voting Agreement Affecting Our Common Stock
Authorized But Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Global Select Market, which would apply so long as the shares of Class A common stock remains listed on the Nasdaq Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of the Nasdaq Global Select Market is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LLC Units not held by BRP Group, Inc.). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital and to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.
Dividends

The Delaware General Corporation Law, or the DGCL, permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
Stockholder Meetings

Our Charter and our By-laws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our Charter provides that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman vice chairman of our board of directors or the chief executive officer. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Other Provisions

Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights.
There are no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock.
At such time when no LLC Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be cancelled.
Corporate Opportunity

Our Charter provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will only apply against our directors and officers and their respective affiliates for competing activities related to insurance brokerage activities.
Anti-Takeover Effects of Our Charter and By-laws

Our Charter and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of BRP Group unless such takeover or change in control is approved by our board of directors. These provisions include:
No cumulative voting. Under the DGCL, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Charter does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.
Election and removal of directors; staggered board of directors. Our Charter provides that our board shall consist of not less than three nor more than 13 directors. Our Charter also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. In addition, our Stockholders Agreement, dated as of October 28, 2019, by and among us and the other persons and entities party thereto (our “Stockholders Agreement”), provides certain approval rights to the Holders (as defined below) with respect to our board composition. See “Approval Rights of the Pre-IPO LLC Members under Our Stockholders Agreement.”
In addition, our Charter provides that our board of directors is divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.
Action by written consent; special meetings of stockholders. Our Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting; provided, that any action required or permitted to be taken by the holders of the Class B common stock, voting separately as a class, may be effected by the consent in writing of the holders of a majority of the total voting power of the Class B common stock entitled to vote thereon, voting together as a single class in lieu of a duly called annual or special meeting of holders of Class B common stock.
Advance notice procedures. Our By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our By-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.
Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our Charter and By-laws provide that the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our Charter and By-laws. This requirement of a super-majority vote to approve amendments to our Charter and By-laws could enable a minority of our stockholders to exercise veto power over any such amendments. In addition, our Stockholders Agreement provides certain approval rights to the Holders with respect to the amendment of our Charter and/or By-laws. See “Approval Rights of the Pre-IPO LLC Members under Our Stockholders Agreement.”
Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We are governed by the “business combination” provisions of Section 203 of the DGCL; provided, that it shall only apply to a “person” who is an “interested stockholder” (each as defined in Section 203 of the DGCL). In addition, our Stockholders Agreement provides certain approval rights to the Holders with respect to certain transactions including a business combination. See “Approval Rights of the Pre-IPO LLC Members under Our Stockholders Agreement.”
Approval Rights of the Pre-IPO LLC Members under Our Stockholders Agreement

Pursuant to the terms of the Stockholders Agreement, so long as the owners of membership interests of BRP LLC prior to our initial public offering, which include: Trevor Baldwin, our Chief Executive Officer; Lowry Baldwin, our Chairman; Baldwin Insurance Group Holdings, LLC, an entity controlled by Lowry Baldwin; Elizabeth Krystyn, one of our founders; Laura Sherman, one of our founders; Daniel Galbraith, President, BRP and CEO, Retail Brokerage Operations; Brad Hale, our Chief Financial Officer; and The Villages Invesco, LLC, and certain other historical equity holders including equity holders in companies that we have acquired, or in the case of asset acquisitions, the producers (the “Pre-IPO LLC Members”), and their permitted transferees beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock (the “Substantial Ownership Requirement”), the Pre-IPO LLC Members and their permitted transferees (collectively, the “Holders”) have approval rights over certain transactions and actions taken by us and BRP LLC, including: a merger, consolidation or sale of all or substantially all of the assets of BRP LLC and its subsidiaries; any dissolution, liquidation or reorganization (including filing for bankruptcy) of BRP LLC and its subsidiaries or any acquisition or disposition of any asset for consideration in excess of 5% of our and our subsidiaries’ total assets on a consolidated basis; the incurrence, guarantee, assumption or refinancing of indebtedness, or grant of a security interest, in excess of 10% of total assets (or that would cause aggregate indebtedness or guarantees thereof to exceed 10% of total assets); the issuance of certain additional of our equity interests of the Company, BRP LLC or any of their subsidiaries in an amount exceeding $10 million (other than pursuant to an equity incentive plan that has been approved by our board of directors); the establishment or amendment of any equity, purchase or bonus plan for the benefit of employees, consultants, officers or directors; any capital or other expenditure in excess of 5% of total assets; the declaration or payment of dividends on Class A common stock or distributions by BRP LLC on LLC Units other than tax distributions as defined in the Amended LLC Agreement; changing the number of directors on the board; hiring, termination or replacement of, establishment of compensation (including benefits) payable to, or making other significant decisions involving, our or BRP LLC's senior management and key employees, including our Chief Executive Officer, including entry into or modification of employment agreements, adopting or modifying plans relating to any incentive securities or employee benefit plans or granting incentive securities or benefits under any existing plans; changing our or BRP LLC’s jurisdiction of incorporation or organization; changing the location of our or BRP LLC’s headquarters; changing our or BRP LLC’s name; changing our or BRP LLC’s fiscal year; changing our public accounting firm; amendments to our or BRP LLC’s governing documents; and adopting a shareholder rights plan. Furthermore, the Stockholders Agreement provides that, for so long as the Substantial Ownership Requirement is met, the Holders may designate the nominees for a majority of the members of our board of directors, including the Chairman of our board of directors.
Notwithstanding the rights afforded to the Holders under the Stockholders Agreement, Baldwin Insurance Group Holdings, LLC, an entity controlled by Lowry Baldwin, the Chairman of our board and the Holder of a majority of the shares of our Class B common stock held by all of the Holders (the “Majority Holder”), and the Company have entered into a consent and defense agreement (the “Consent Agreement”) pursuant to which the Majority Holder has irrevocably consented to and approved, on behalf of itself and the other Holders, certain transactions and actions taken by the Company and BRP LLC (each, a “Specified Matter”) that the Independent Committee (as defined below) determines in good faith is in the best interests of the Company and its stockholders in their capacity as such, in satisfaction of the approval rights with respect to such Specific Matter. Further, the Majority Holder irrevocably agreed, on behalf of itself and the other Holders, not to designate any nominee for election to service on our board if the Independent Committee determines in good faith that action by the board in furtherance of the nomination of such person to the board would not be in the best interests of our Company and our stockholders in their capacity as such.
In connection with the Consent Agreement, our board, with the consent of the Majority Holder under the Stockholders Agreement, has amended our By-Laws to, among other things:
•create a committee of the board, composed of all directors then in office who the board determines both (i) qualify as an independent director under the corporate governance standards of Nasdaq and (ii) have no relationship with the Company or any Holder that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director (such committee, the “Independent Committee”); and
•empower the Independent Committee, acting unanimously, to make any and all determinations contemplated or required by the Consent Agreement.

Exclusive Forum Provision

Our Charter provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, and (iv) any action asserting a claim against us governed by the internal affairs doctrine.
This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Exchange Act or the Securities Act. Accordingly, our exclusive forum provision will not apply to claims arising under the Exchange Act or the Securities Act and will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
Voting Agreement

A group comprised of Lowry Baldwin, our Chairman, Baldwin Insurance Group Holdings, LLC (an entity controlled by Lowry Baldwin), Elizabeth Krystyn, Laura Sherman, Trevor Baldwin, our Chief Executive Officer, Bradford Hale, our Chief Financial Officer, Daniel Galbraith, President, BRP and CEO, Retail Brokerage Operations, and certain trusts established by such individuals have entered into a voting agreement (as amended, the “Voting Agreement”) with Lowry Baldwin, our Chairman, pursuant to which, in connection with any meeting of our shareholders or any written consent of our shareholders, each such person and trust party thereto will agree to vote or exercise their right to consent in the manner directed by Lowry Baldwin. As of December 31, 2023, Lowry Baldwin through the Voting Agreement beneficially owned approximately 25.4% of the combined voting power of our Class A and Class B common stock.
Directors’ Liability; Indemnification of Directors and Officers

Our Charter limits the liability of our directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification. We entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.
Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.
Securities Exchange

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “BRP.”